                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                    Under the Securities Exchange Act of 1934



                        FAMOUS HOST LODGING V, LTD.
                                (Name of Issuer)


         UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                              --------------------
                                 (CUSIP Number)


                                 David I. Lesser
                           Everest Properties II, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101
                                 (626) 585-5920
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                OCTOBER 28, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D
                                AMENDMENT NO. 1

CUSIP No.                                                    PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                EVEREST PROPERTIES, LLC
                TAXPAYER ID NO.: 95-4576844
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]1
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          294 Units
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            294 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      294 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]2

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              Approximately 3.3% (Based on 9,022 Units reported as outstanding as of March 31, 1997)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                AMENDMENT NO. 1

CUSIP No.                                                    PAGE 3 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                EVEREST PROPERTIES, II LLC
                TAXPAYER ID NO.: 95-4599059
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]4
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          257 Units
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            257 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      257 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]5

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              Approximately 2.8% (Based on 9,022 Units reported as outstanding as of March 31, 1997)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                AMENDMENT NO. 1

CUSIP No.                                                    PAGE 4 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                EVEREST LODGING INVESTORS, LLC
                TAXPAYER ID NO.: 95-4619608
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            AF, BK, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]6
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          257 Units
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            257 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      257 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]7

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              Approximately 2.8% (Based on 9,022 Units reported as outstanding as of March 31, 1997)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                AMENDMENT NO. 1

CUSIP No.                                                    PAGE 5 OF 7 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                EVEREST/MADISON INVESTORS, LLC
                TAXPAYER ID NO.: 95-4576843
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            AF, BK, WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [ ]9
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
           CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          294 Units
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            294 Units
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      294 Units
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                              [ ]10
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              Approximately 3.3% (Based on 9,022 Units reported as outstanding as of March 31, 1997)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

           This Amendment No. 1 amends the Schedule 13D filed with the Commission on April 30, 1997, (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D. The following items are amended as follows:

Item 4.    Purpose of Transaction

           Item 4 is hereby amended and restated in its entirety as follows:

           The parties filing this Statement believe that holding an interest in the properties underlying the Units is an attractive investment at the prices at which Units have been obtainable. They intend to monitor the status of such properties and the real estate markets generally, and based on the results of such review and other economic consideration, including the availability of and alternative uses of, investment funds, may determine to acquire additional Units, to sell Units now held, to seek to cause a sale of properties held by the Partnership, to itself or to third parties, or to seek changes in the Partnership. On or about October 1, 1997, Everest Properties II, LLC, an affiliate of the parties filing this Statement, made an offer to purchase the Partnership's properties, which offer was rejected by the Partnership's general partner. Such affiliate has also requested that the Partnership's general partner market the properties for sale and to hire such affiliate to do so, which requests were also rejected by the Partnership's general partner. Although the parties filing this Statement believe that they will likely continue to seek the sale of the Partnership's properties, at this time the parties filing this Statement do not have any specific plans or proposals themselves which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through
(j) of Item 4 in Schedule 13D. On October 28, 1997, certain of the parties filing this statement commenced litigation against management of the Partnership, seeking damages on behalf of the Partnership arising out of certain improper reimbursement and compensation practices by such management and seeking a halt to such practices.

Item 5.    Interest in Securities of the Issuer

           Item 5 is hereby amended to reflect that (i) Everest Properties, LLC owns 294 Units which were acquired in private purchase transactions and represent approximately 3.3% of the outstanding Units; (ii) Everest Properties II, LLC owns 257 Units which were acquired in private purchase transactions and represent approximately 2.8% of the outstanding Units; (iii) Everest Lodging Investors, LLC owns 257 Units which were acquired in private purchase transactions and represent approximately 2.8% of outstanding Units, and (iv) Everest/Madison Investors, LLC owns 294 Units which were acquired in private purchase transactions and represent approximately 3.3% of outstanding Units based on the number of Units outstanding on March 31, 1997.

Item 7.    Material to be Filed as Exhibits

           Item 7 is hereby amended by adding the following:

           99.2   Purchase Proposal

                                   SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 1997


                                        EVEREST/MADISON INVESTORS, LLC

                                        By: EVEREST PROPERTIES, LLC, Manager


                                            By: /s/ W. Robert Kohorst
                                               ---------------------------------
                                               W. Robert Kohorst
                                               President



                                        EVEREST LODGING INVESTORS, LLC

                                        By: EVEREST PROPERTIES, II, LLC, Manager


                                            By: /s/ W. Robert Kohorst
                                               ---------------------------------
                                               W. Robert Kohorst
                                               President



                                        EVEREST PROPERTIES, LLC

                                            By: /s/ W. Robert Kohorst
                                               ---------------------------------
                                               W. Robert Kohorst
                                               President



                                        EVEREST PARTNERS, LLC

                                            By: /s/ W. Robert Kohorst
                                               ---------------------------------
                                               W. Robert Kohorst
                                               President